Hotchkis & Wiley Funds
601 South Figueroa Street, 39th Floor
Los Angeles, California 90017-5704

June 10, 2020

VIA EDGAR TRANSMISSION

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Hotchkis & Wiley Funds (the “Trust”)
File No.: 333-238323
Request for Acceleration of the Effective Date of Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-14 (the “Amendment”)

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Amendment be accelerated so that the same will become effective on Monday, June 15, 2020, or as soon as practical thereafter.

In connection with this request, Quasar Distributors, LLC, the distributor for the Trust, has also signed this letter requesting acceleration.

If you have any questions regarding the above responses, please do not hesitate to contact Alyssa M. Bernard of U.S. Bank Global Fund Services at (920) 360-7173.

Sincerely,

Hotchkis & Wiley Funds	Quasar Distributors, LLC

/s/ Anna Marie Lopez	/s/ Teresa Cowan
Anna Marie Lopez	Teresa Cowan
President	Managing Director, Vice President